As filed with the United States Securities and Exchange Commission on December 12, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR AMERICAN DEPOSITARY SHARES

EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

DAITO TRUST CONSTRUCTION CO., LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

JAPAN

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Depositary Management Corporation

570 Lexington Avenue, 44th Floor

New York, New York 10022

(212) 319-4800

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street

New York, New York 10005

(212) 250-9100

It is proposed that this filing become effective under Rule 466

☐  immediately upon filing        ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one fourth (1/4) ordinary share of Daito Trust Construction Co., Ltd.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$644.00

*	For the purpose of this table only the term “unit” is defined as 100 American Depositary Shares.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this registration statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles (14), (15) and (18)

	(iii)	The collection and distribution of dividends	Articles (2), (4), (8), (9), (13) and (21)

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles (12), (14), (15) and (21)

	(v)	The sale or exercise of rights	Articles (2), (6), (9), (13) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (3), (4), (6), (8), (9), (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (3) (4), (6), (8) and (22)

	(x)	Limitation upon the liability of the depositary	Articles (10), (17), (18), (21) and (25)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Article (9)

Item 2. AVAILABLE INFORMATION	Article (12)

(a) As set forth in Article (12) of the Form of Receipt constituting the prospectus included herein, Daito Trust Construction Co., Ltd. publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended on its Internet Web site (http://www.kentaku.co.jp) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Deposit Agreement, dated as of December , 2013, by and among Daito Trust Construction Co., Ltd., Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Daito Trust Construction Co., Ltd., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 12, 2013.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one-fourth (1/4) ordinary share of Daito Trust Construction Co., Ltd.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Christopher Konopelko
	Name:	Christopher Konopelko
	Title:	Director

By:	/s/ James Kelly
	Name:	James Kelly
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Daito Trust Construction Co., Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan on December 12, 2013.

Daito Trust Construction Co., Ltd.

By:	/s/ Naomi Kumakiri
Name:	Naomi Kumakiri
Title:	Representative Director and President

POWERS OF ATTORNEY

Know all persons by these presents that each person whose signature appears below constitutes and appoints Shuji Kawai, his or her true lawful attorney-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on December 12, 2013.

Signatures	Capacity

/s/ Naomi Kumakiri	Chief Executive Officer, Representative Director and President
Naomi Kumakiri

/s/ Hitoshi Kadouchi	Representative Director and Executive Vice President
Hitoshi Kadouchi

/s/ Akio Inada	Senior Managing Director
Akio Inada

/s/ Shuji Nakada	Chief Financial Officer, Chief Accounting Officer and Senior Managing Director
Shuji Nakada

/s/ Katsuma Kobayashi	Senior Managing Director
Katsuma Kobayashi

/s/ Shuji Kawai	Director and Executive Officer
Shuji Kawai

/s/ Yujiro Sasamoto	Outside Director
Yujiro Sasamoto
Outside Director
Marcus Merner

/s/ Toshiaki Yamaguchi	Outside Director
Toshiaki Yamaguchi

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Daito Trust Construction Co., Ltd., has signed this registration statement in the City of New York, State of New York, on December 12, 2013.

Authorized U.S. Representative

By:	/s/ George Boychuk
Name	George Boychuk
Title:	Managing Director Depositary Management Corporation

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Deposit Agreement, including the Form of American Depositary Receipt, among Daito Trust Construction Co., Ltd., Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

(d)	Opinion of Linklaters, counsel to the Depositary, as to the legality of the securities to be registered.